UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Vancouver, British Columbia – February 24, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) an online digital asset exchange platform and blockchain development services company today provides the results of the Annual General Meeting (“AGM”) that was held on February 22, 2017 at the Company offices located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada V6G-2Z6 at 10:00 AM Pacific Standard Time.

The final tabulation, certified by Broadridge Financial Solutions was 51 proxies voted representing 29,669,961 shares with the percentage of 42,911,150 shares issued and outstanding 69.14%. Following the AGM the following resolutions were adopted:

1.	Brad Moynes was re-elected as Director, President & CEO
2.	Tyrone Docherty was re-elected as a Director.
3.	Paul Heney was not re-elected as a Director.
4.	The appointment of Watson Dauphinee & Musuch Chartered Accountants as auditors for the Company for the ensuing year.

The Company continues to develop is digital asset trading platform (https://digatrade.com) and blockchain development services with the vision to increase initial digital offerings (“IDO’s”) and subsequent asset listings on the platform with a simple application that is both fast and cost effective for new and existing customers. With the recent all time trading high in the price of Bitcoin on Feb 23, 2017 Digatrade CEO Brad Moynes stated: “we are encouraged to see Bitcoin surge in value with a market capitalization now exceeding $19 billion. We anticipate further growth and a broader acceptance of digital assets and the implementation of distributed ledger technology with the world’s largest financial institutions over the next several years”.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6C-2Z6 Canada

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: February 24, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO